Exhibit 4

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (this “Assignment”) is made effective as of October 26, 2005 (“Effective Date”), by and among Essar Global Limited (“Assignor”), and World Focus (“Assignee”).

Reference is made to that certain Stockholders Agreement, dated as of November 5, 2003 (the “Stockholders Agreement”), by and among Aegis Communications Group, Inc., a Delaware corporation, Questor Partners Fund II, L.P., a Delaware limited partnership, Questor Side-by-Side Partners II, L.P., a Delaware limited partnership, Questor Side-by-Side Partner II 3(c)(1), L.P., a Delaware limited partnership, Thayer Equity Investors III, L.P., a Delaware limited partnership, TC Co-Investors, LLC, a Delaware limited liability company, Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor and Essar Global Limited. Capitalized terms not defined herein shall have the meaning ascribed to such terms in the Stockholders Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and for other consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Assignment hereby agree as follows:

1. Assignor does hereby sell, convey, assign, transfer, and deliver to the Assignee, Assignor’s right, title and interest in and to, and does hereby delegate its obligations in respect of, the Stockholders Agreement (the “Transferred Rights and Obligations”).

2. In consideration of the transfer, sale and assignment of the Transferred Rights and Obligations, Assignee does hereby accept the foregoing assignment of rights and delegation of obligations, and does hereby assume and covenant and agree fully, completely and timely to perform, comply with and discharge, each and all of the obligations, duties and liabilities of the Assignor under the Stockholders Agreement.

3. Assignor hereby agrees that it will remain liable for all of its obligations under the Stockholders Agreement, both before and after the Effective Date through the expiration of the Stockholders Agreement. Assignor shall not be released from any liability by any further assignment, whether or not Assignor has received notice or has consented to the same.

4. Assignee represents it has accepted, and has assumed and agreed to perform all obligations of the Assignor under the Stockholders Agreement. Assignee shall make no further assignment of the Transferred Rights and Obligations, or any part thereof, except in compliance with the Stockholders Agreement.

5. THIS ASSIGNMENT WILL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAW RULE OR PRINCIPLE THAT MIGHT RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

6. This Assignment may be executed in one or more counterparts (including by facsimile or portable document format (pdf)) for the convenience of the parties hereto, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

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WHEREFORE, the undersigned represent and warrant that they have full power and authority to enter into and execute this Agreement on behalf of their respective parties.

ASSIGNOR:

ESSAR GLOBAL LIMITED

By:	/s/ MOHANAN ANIYATH
Mohanan Aniyath Authorized Signatory October 31, 2005

ASSIGNEE:

WORLD FOCUS

By:	/s/ MOHANAN ANIYATH
Mohanan Aniyath Authorized Signatory October 31, 2005